IMPLEX CORPORATION
131 COURT STREET, #11
EXETER, NEW HAMPSHIRE 03833
Telephone: (603) 778-9910
Facsimile: (603) 778-9911

March 23, 2009

Securities and Exchange Commission, Mail Stop 3720
450 Fifth Street N.W.
Washington, DC 20549-0308
Attn: Gopal Dharia, Staff Accountant

In re: Implex Corporation
Commission File # 0-53153

Gentlemen:

This letter is in response to your comment letter of March 19, 2009 relating to Item 4.01 in Form 8-K filed March 17, 2009 pertaining to the failure to specifically reference the “reportable events” as set out in Paragraphs (A), (B), (C) and (D) of Item 304(a)(1)(v) of Regulation S-K.

Per our discussion with Mr. Dharia, we have filed an amendment which adds the reference to those Paragraphs.

In connection with the foregoing response to your comment, the Company acknowledges that:
1.  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,
IMPLEX CORPORATION

/s/ Richard C. Fox
By: Richard C. Fox, Pres/CEO